UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16
UNDER THE SECURITIES EXCHANGE ACT OF 1934

Date of Report: February 11, 2026

Commission File Number: 001-39570

TIM S.A.
(Exact name of Registrant as specified in its Charter)

João Cabral de Melo Neto Avenue, 850 – North Tower – 12th floor
22775-057 Rio de Janeiro, RJ, Brazil
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1).

Yes ☐ No ☒

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7).

Yes ☐ No ☒

TIM S.A

Publicly-held company

CNPJ/MF 02.421.421/0001-11

NIRE 33.300.324.631

MATERIAL FACT

ACQUISITION OF ALL I-SYSTEMS SHARES

TIM S.A. ("TIM" or "Company") (B3: TIMS3; NYSE: TIMB) hereby informs its shareholders and the market in general, pursuant to Law 6,404/76 and CVM Resolution 44/21, that the Company's Board of Directors has approved the execution of a Share Purchase Agreement ("SPA") with IHS Fiber Brasil - Cesssão de Infraestruturas Ltda. ("IHS Brasil"), which establishes the terms and conditions for the acquisition, by the Company, of 51% of the total capital stock of I-Systems Soluções de Infraestrutura S.A. ("I-Systems") currently held by IHS Brasil ("Transaction"), in the amount of R$ 950 million, to be paid on the closing date of the Transaction.

If the Transaction is concluded, the Company, which already owns 49% of the capital stock of I-Systems, will hold all of its shares, making I-Systems a wholly-owned subsidiary of the Company.

I-Systems operates in the neutral fiber optic network sector in the Brazilian market, offering independent infrastructure for the wholesale segment. The company is present in the states of São Paulo, Minas Gerais, Rio de Janeiro, Goiás, Paraná, Bahia, Pernambuco and Amazonas, totaling approximately 9 million homes passed.

The Transaction is another step in the development of TIM's strategy in the broadband segment, which throughout 2025 demonstrated a significant evolution, recovering its capacity to grow customer base and revenue. The initiative expands the Company's ability to improve the quality of connectivity services, improving the experience of its customers in an end-to-end manner. The transaction is expected to unlock efficiency opportunities from full control of the operation. In addition, this move positions TIM more strategically to seek potential future movements in the FTTH scenario, maintaining a performance oriented towards profitability and cash generation.

The conclusion of the Transaction is subject to the satisfaction of certain conditions precedent usual for this type of transaction, including, among others, obtaining the necessary approvals from the Administrative Council for Economic Defense (CADE) and the National Telecommunications Agency (ANATEL), as well as the applicable corporate approvals, as the case may be.

The Company will keep its shareholders and the market in general duly informed of the relevant updates, pursuant to the applicable regulations.

Rio de Janeiro, February 11, 2026.

TIM S.A.

Vicente de Moraes Ferreira

Investor Relations Officer

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

TIM S.A.
Date: February 11, 2026	By:	/s/ Alberto Mario Griselli
Alberto Mario Griselli
Chief Executive Officer, Chief Financial Officer and Investor Relations Officer